Exhibit 99.1

Alpha Tau to Participate in Citi’s 2023 Healthcare

Services, Medtech, Tools & HCIT Conference

JERUSALEM, February 21, 2023 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) ("Alpha Tau," or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that the Company plans to participate in Citi’s 2023 Healthcare Services, Medtech, Tools & HCIT Conference on March 1, 2023 taking place at Citi HQ Conference Center in New York City.

Citi’s 2023 Healthcare Services, Medtech, Tools & HCIT Conference:

Date: Wednesday, March 1, 2023

Location: Citi HQ Conference Center

If you would like to schedule a 1:1 meeting, please contact your Citi representative.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact

IR@alphatau.com